Stericycle Inc. is requesting confidential treatment pursuant to Rule 83 of the Commission's Rules on Information Requests, 17 C.F.R. Section 200.83 with respect to certain confidential information that has been omitted from this response letter. Such response is being provided to the Staff in its entirety, with redacted portions highlighted, in hard copy under separate cover along with the request for confidential treatment.

July 14, 2017

VIA EDGAR

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 4631

Re:  Stericycle Inc.

Form 10-K for Fiscal Year Ended December 31, 2016 Filed March 15, 2017 File No. 1-37556

Dear Mr. O’Brien:

I am writing in response to your letter of June 14, 2017. For the staff’s convenience, I have repeated each of the staff’s comments before our response to the comment.

Form 10-K for the fiscal year ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

1.

On pages 34 and 80, you indicate that you recorded $41.8 million in bad debt expense due to market and economic conditions as you continued to experience challenges internationally and in your M&I waste services. Please tell us and expand your disclosures to more specifically address the nature and timing of circumstances that resulted in you concluding that a significant increase in the allowance for doubtful accounts was warranted.  Please tell us and disclose if there are specific significant accounts or customer groups with delinquencies and whether any collection concerns are with customers with whom you have an ongoing relationship.

Response:

Total bad debt expense was $41.8 million for the year ended December 31, 2016, an increase of $28.1 million over the year ended December 31, 2015.  The increase of $28.1 million was primarily in our international markets, most notably Latin America, and, to a lesser extent, driven by our Manufacturing and Industrial (M&I) customer base.  Please note that M&I is a customer subset prevalent in our Environmental Solutions business as well as some international markets.

The challenges in these markets have been primarily macro-economic.  In the case of our international markets there has been an overall slowdown in the economy, most notably Latin America, as well as political turmoil in Brazil further exacerbating collection issues.  In the case of our M&I customer base, we have experienced the negative effects of a global slowdown in these markets.  As a result of these challenges in 2016, we were monitoring collections and the aging of our outstanding receivables. We have many customers in both our international markets and M&I, none of which are individually significant, however, we observed an overall degradation in our aged receivables in these markets.  An example of this is that, due to the economic slowdown in Latin America, many of our public or government hospital customers became significantly past due in certain of their payments to us.  Since these customers typically have been paying current invoices, we continue to service them and the increase to expense generally related to aged balances.  During the fourth quarter of 2016, we had not seen an improvement in our aged receivables in these markets and based on this continued experience which we were monitoring throughout the year, we increased our allowance.

We will add additional disclosure to the 2017 Form 10-K filing around our 2016 increase in bad debt expense related to the experienced degradation in aged receivables.  We will also continue to monitor our aged receivables and make appropriate disclosures if there is determined to be significant risk to an identified customer group.

2.

You indicate that the increase in your effective tax rate for fiscal year 2016 compared to fiscal year 2015 is primarily related to the recognition of tax benefits in 2015 as well as a higher proportion of pre-tax income in the United States that has a higher statutory rate when compared to international operations. With reference to your income tax reconciliation on page 59, address why foreign tax rates negatively impacted your effective tax rate by 2.1% or $6.9 million in fiscal year 2016.

Response:

Due to certain impairment and other charges primarily related to the fair value adjustment to Assets Held for Sale in the United Kingdom, we had a pre-tax loss in the United Kingdom which offset any tax differential benefit from the other international locations.  Because the pre-tax loss was recognized in a lower tax rate jurisdiction, the consolidated tax rate increased.

Critical Accounting Policies, page 28

Goodwill and Other Identifiable Intangible Assets, page 29

3.

Please identify the three reporting units prior to the change in your operating segments and the seven reporting units after the change, including the amount of goodwill allocated to each.  Identify the historical and current reporting units that were impacted by the business and economic challenges faced in M&I and internationally.  Tell us the fair values of each reporting unit both before and after the change in reporting units.

Response:

The following are the goodwill and fair values of each of our three reporting units prior, and our eight reporting units after, the change, respectively:

Reporting Unit	Goodwill	Fair Value
Domestic Communication and Related Services	283,000,000	***
Domestic Regulated and Compliance Services	2,648,000,000	***
International	666,000,000	***
Consolidated	3,597,000,000	***

Domestic Communication and Related Services	283,000,000	***
Domestic Healthcare and Compliance Services	1,284,000,000	***
Domestic Environmental Solutions	299,000,000	***
Domestic Secure Information Destruction	1,066,000,000	***
Canada	139,000,000	***
Asian Pacific	50,000,000	***
Europe	308,000,000	***
Latin America	168,000,000	***
Consolidated	3,597,000,000	***

The historical reporting units primarily affected by the business and economic challenges faced in our international and M&I businesses are International and Domestic Regulated and Compliance Services.  The current reporting units primarily impacted by these challenges are Latin America and Domestic Environmental Solutions.

Stericycle, Inc. is requesting confidential treatment pursuant to Rule 83 of the Commission's Rules on Information Requests, 17 C.F.R. Section 200.83 with respect to portions of the response to Comment 3. Such response is being provided to the Staff in its entirety, with redacted portions highlighted, in hard copy under separate cover along with the request for confidential treatment.

4.	Please tell us and expand your critical accounting policy disclosures to explain how you considered the component aggregation guidance in ASC 350-20-35-35.

Response:

In determining our goodwill reporting units, we evaluate whether two or more components should be aggregated and deemed a single reporting unit. Although similar waste streams are serviced by our various components, we have concluded that there are not sufficient similar economic characteristics that would require aggregation. Specifically, there are regional differences in the components of our International segment (Latin America, Asia-Pacific, Europe) that have different macro-economic factors. There are differences in the components of our Domestic and Canada RCS segment primarily due to the service mix of these businesses (Environmental Solutions, Healthcare Compliance Solutions, Secure Information Destruction and Canada).

In future filings, we will add a description substantially in the form of the above to our critical accounting policy disclosures.

5.	Please identify the nature of the permits and/or tradenames that were impaired and disclose their new carrying value(s).

Response:

During 2016, we recognized an impairment charge related to a medical waste operating permit in Japan for $1.4 million resulting in a new carrying value of $6.1 million, which is included in our total of $229.4 million as disclosed in Note 11 of our 2016 Form 10-K. We do not intend to include additional disclosure in future filings due to the immaterial nature of this item.

6.

Please clarify whether the October 1, 2016 goodwill impairment test resulted in the fair value of each of the seven reporting units being substantially in excess of their carrying amounts. If the estimated fair value of any reporting unit is not substantially in excess of its carrying value, please disclose the following:

•	The percentage by which the estimated fair value of the reporting unit exceeded the carrying value as of the most recent test;
•	The degree of uncertainty associated with key fair value assumptions; and
•	The potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used to determine fair value.

Response:

We consider both quantitative and qualitative factors when assessing whether a reporting unit has a fair value substantially in excess of carrying amounts for purposes of evaluating whether we think any of the reporting units are at risk for impairment.  Qualitative factors can include macro-economic conditions, internal management action plans, or the length of time since a significant acquisition impacting the reporting unit.  This would be the case with reporting units such as Latin America and those significantly impacted by our recent acquisition of Shred-it in late 2015. After considering both quantitative and qualitative factors, we concluded that the fair value of our reporting units was substantially in excess of each unit’s carrying amounts and that, therefore, none of our reporting units were at risk for impairment.

If there is any additional information that we can provide to assist the staff in its review, please advise me.

Very truly yours,

/s/ Daniel V. Ginnetti

Daniel V. Ginnetti

Executive Vice President

and Chief Financial Officer